SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 6 2002

    NOVO NORDISK A/S

(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No    X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
Stock Exchange Announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NOVO NORDISK A/S
Date: November 6 2002

Lars Rebien Sørensen, President and Chief Executive Officer

Stock Exchange
Announcement

6 November 2002

Trading in Novo Nordisk shares by insiders and connected persons as reported to Novo Nordisk on 5 November 2002

In accordance with Section 37 of the Danish Securities Trading Act, Novo Nordisk is required on a daily basis to publish insiders’ and connected persons’ trading in the Novo Nordisk share as reported by insiders to Novo Nordisk, in case net trading for the insiders and connected persons as a group exceeds DKK 50,000.

Please find below a statement of the trading in the Novo Nordisk share by insiders and connected persons as a group as reported to Novo Nordisk.

			Value of net	Total	Market value
		Net number	number of	shareholding	of total
	Trading	of shares	shares traded	Number of	shareholding
ID code	period	traded	in DKK	shares	in DKK

DK001028081	5 Nov 2002	-230	50,950	751,400	161,551,000

For definitions and background information, please turn to the next page.

Stock Exchange Announcement No 22 / 2002	Page 1 of 3

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:

Corporate Communications	2880 Bagsvaerd	+45 4444 8888	www.novonordisk.com	24256790

	Denmark	Telefax:

		+45 4444 2314

Definitions and background information:

Who are insiders and connected persons?
Insiders at Novo Nordisk are defined as members of the Board of Directors, members of the Executive Committee, senior vice presidents and all employees reporting directly to them, all employees in Legal Department, Corporate Finance, Investor Relations and Corporate Communications, elected auditors and their deputies as well as certain other employees who by the general counsel have been categorised as insiders. Further, insiders include the following from Novo Nordisk’s parent organisation, Novo A/S and the Novo Nordisk Foundation: members of the Board of Directors, members of the Executive Committee and other employees who have access to inside information re Novo Nordisk, as well as elected auditors. The insider register at Novo Nordisk comprises approximately 500 directors, executives and employees.

This group’s reported trading in the Novo Nordisk share also includes trading undertaken by insiders’ spouses/cohabitants or children under the age of 18 as well as any company, foundation and/or other businesses controlled by the insider, his/her spouse/cohabitant and/or children under the age of 18 (connected persons). This brings the group to a total of approximately 1,500–2,000 members. If the net value of the daily trading by this group does not exceed DKK 50,000, Novo Nordisk is not obliged to issue a stock exchange announcement on the trading undertaken by the group.

What are ID code and shares?
The ID code is the code (ISIN) of the Novo Nordisk share on the Copenhagen Stock Exchange. Shares include shares listed on the Copenhagen Stock Exchange and London Stock Exchange as well as ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US-based employees.

What is trading period?
Trading period is the actual period in which the trading of the shares has taken place.

What are net number of shares traded and value of net number of shares traded?
The net number of shares traded is the number of shares purchased or otherwise acquired minus the number of shares sold or otherwise disposed of by the insiders and connected persons as a group. The value of the net number of shares traded is the difference between 1) the aggregate value of shares acquired calculated at the actual trading prices for each trade and 2) the aggregate value of shares disposed of calculated at the actual trading prices for each trade. The Danish Central Bank’s (Nationalbanken) exchange rate two stock exchange days prior to the date of this announcement has been used for calculating the actual trading price in DKK in case of shares traded on London Stock Exchange and ADRs listed on New York Stock Exchange.

What is total shareholding?
The total shareholding is the total number of shares held by the insiders and connected persons as a group.

Stock Exchange Announcement No 22 / 2002	Page 2 of 3

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:

Corporate Communications	2880 Bagsvaerd	+45 4444 8888	www.novonordisk.com	24256790

	Denmark	Telefax:

		+45 4444 2314

What is market value of the total shareholding?
The market value is the total shareholding of the insiders and connected persons as a group multiplied by the closing share price on the Copenhagen Stock Exchange two stock exchange trading days prior to the date of this announcement.

Novo Nordisk is a focused healthcare company and the world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 17,900 people in 68 countries and markets its products in 179 countries. Novo Nordisk’s B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol “NVO”. For further company information visit www.novonordisk.com

For further information please contact:

Media:	Investors:
Outside North America:	Outside North America:
Elin K Hansen Phone (direct): (+45) 4442 3450	Peter Haahr Phone (direct): (+45) 4442 1207

Palle Holm Olesen Phone (direct): (+45) 4442 6175

In North America:	In North America:
Susan Jackson Phone: (+1) 609 919 7776	Rasmus Jorgensen Phone (direct): (+1) 212 582 3676

Stock Exchange Announcement No 22 / 2002	Page 3 of 3

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:

Corporate Communications	2880 Bagsvaerd	+45 4444 8888	www.novonordisk.com	24256790

	Denmark	Telefax:

		+45 4444 2314